
August 11, 2014

Via Mail
Victoria Rudman
Chief Executive Officer
Intelligent Living, Inc.
20801 Biscayne Blvd, Suite 403
Miami, FL 33180

Re: Intelligent Living, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed on March 12, 2013
Form 10-K/A for Fiscal Year Ended December 31, 2013
Filed on May 9, 2014
Form 10-Q for Quarter Ended June 30, 2013
Filed on August 20, 2013
Form 10-Q for Quarter Ended March 31, 2014
Filed on May 20, 2014
File No. 000-54026

Dear Ms. Rudman:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief